RMS

18007811

| OMB APPROVAL | |
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# ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC Mail Processing

JUN 07 2018

Washington, DC

| SEC FILE NUMBER |
|---|
| ~~8-67837~~ |

8-67837

**FACING PAGE**

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING January 1, 2017 (MM/DD/YY) AND ENDING March 31, 2018 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: ~~J. Streicher Capital LLC~~ DBA EastGate Securities LLC

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

300 Park Avenue, 14th Floor

(No. and Street)

| New York | NY | 10022 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jay Gettenberg (212) 668-8700

(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Nawrocki Smith LLP

(Name – *if individual, state last, first, middle name*)

| 290 Broad Hollow Road | Melville | NY | 11747 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

**CHECK ONE:**

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

**FOR OFFICIAL USE ONLY**

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

GA

# OATH OR AFFIRMATION

I, Jim O'Reilly, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of J. Streicher Capital LLC, as of March 31, 2018, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

RICARDO A MERCEDES
Notary Public - State of New York
NO. 01ME6223695
Qualified in Westchester County
My Commission Expires Jul 30, 2018

Notary Public

Signature

Chief Executive Officer
Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# J Streicher Capital, LLC

Financial Statements
and Supplementary Information
Together with Auditor's Report

As of and for the Fifteen Month Period Ended March 31, 2018

**Contents**
As of and for the Fifteen Month Period Ended March 31, 2018

NawrockiSmith
CERTIFIED PUBLIC ACCOUNTANTS

# REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
J. Streicher Capital, LLC:

## Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of J. Streicher Capital LLC (the "Company") as of March 31, 2018, the related statements of operations, changes in member's equity, and cash flows for the fifteen month period then ended, and the related notes (collectively referred to as the financial statements). In our opinion the financial statements present fairly, in all material respects, the financial position of J. Streicher Capital, LLC as of March 31, 2018, and the results of its operations and cash flows for the fifteen month period then ended in conformity with accounting principles generally accepted in the United States of America.

## Basis for Opinion

These financial statements are the responsibility of J. Streicher Capital, LLC's management. Our responsibility is to express an opinion on J. Streicher Capital, LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to J. Streicher Capital, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

## Supplementary Information

The information contained in Schedules I, II and III has been subjected to audit procedures performed in conjunction with the audit of J. Streicher Capital, LLC's financial statements. The supplementary information is the responsibility of J. Streicher Capital, LLC's management. Our audit procedures included determining whether the supplementary information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplementary information. In forming our opinion on the supplementary information, we evaluated whether the supplementary information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplementary information is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as J. Streicher Capital, LLC's auditor since 2018.

Melville, New York
June 5, 2018

Nawrocki Smith LLP

# J Streicher Capital, LLC

Statement of Financial Condition
As of March 31, 2018

| | |
|---|---|
| **ASSETS** | |
| Cash | $ 170,292 |
| Accounts receivable | 160,749 |
| Prepaid expenses | 6,228 |
| **TOTAL ASSETS** | $ 337,269 |
| **LIABILITIES AND MEMBER'S EQUITY** | |
| **LIABILITIES:** | |
| Accounts payable and accrued expenses | $ 229,949 |
| **TOTAL LIABILITIES** | 229,949 |
| **MEMBER'S EQUITY** | 107,320 |
| **TOTAL LIABILITIES AND MEMBER'S EQUITY** | $ 337,269 |

See Report of Independent Registered Public Accounting Firm and
Notes to Financial Statements.

## J Streicher Capital, LLC

Statement of Operations
For the fifteen month period ended March 31, 2018

| | |
|---|---|
| **REVENUE:** | |
| Advisory fees | $ 1,346,494 |
| Investment banking fees | 123,000 |
| Other income | 8,247 |
| Total revenue | 1,477,741 |
| **OPERATING EXPENSES:** | |
| Compensation expense and related costs | 1,227,996 |
| Professional fees | 72,237 |
| Regulatory fees | 27,097 |
| Rent expense | 18,392 |
| Bad debt expense | 12,698 |
| Office and other | 7,661 |
| Telephone expense | 5,917 |
| Insurance expense | 1,484 |
| Depreciation expense | 982 |
| Total expenses | 1,374,464 |
| **NET PROFIT** | $ 103,277 |

See Report of Independent Registered Public Accounting Firm and Notes to Financial Statements.

Statement of Changes in Members' Equity
For the fifteen month period ended March 31, 2018

| | |
|---|---|
| **MEMBER'S EQUITY, January 1, 2017** | $ 46,543 |
| Capital contributions | 110,500 |
| Capital distributions | (153,000) |
| Net loss | 103,277 |
| **MEMBER'S EQUITY, March 31, 2018** | $ 107,320 |

## J Streicher Capital, LLC

Statement of Cash Flows
For the fifteen month period ended March 31, 2018

| | |
|---|---|
| **OPERATING ACTIVITIES:** | |
| Net income | $ 103,277 |
| Depreciation expense | 983 |
| Adjustments to reconcile net income to net cash provided by operating activities | |
| Changes in operating assets and liabilities | |
| Increase in accounts receivable | (127,199) |
| Decrease in intercompany receivable | 12,698 |
| Decrease in prepaid expenses | 2,728 |
| Increase in accounts payable and accrued expenses | 202,313 |
| Net cash provided by operating activities | 194,800 |
| **INVESTING ACTIVITIES:** | |
| Capital contributions | 110,500 |
| Capital distributions | (153,000) |
| Net cash used by investing activities | (42,500) |
| **NET INCREASE IN CASH** | 152,300 |
| **CASH AT BEGINNING OF YEAR** | 17,992 |
| **CASH AT END OF YEAR** | $ 170,292 |

See Report of Independent Registered Public Accounting Firm and Notes to Financial Statements.

Notes to Financial Statements
For the fifteen month period ended March 31, 2018

**1. Organization and Nature of Business**

J Streicher Capital, LLC (the "Company") was incorporated in the State of Delaware in July 2006. The Company is a registered broker-dealer with the Securities and Exchange Commission (SEC) and a member of the Financial Industry Regulatory Authority ("FINRA"), and the Securities Investor Protection Corporation ("SIPC"). During late 2017, the Company was sold by J Streicher Group, LLC to North American Standard, LLC. The change of ownership was approved by FINRA.

**2. Summary of Significant Accounting Policies**

**a) Basis of Accounting**
The financial statements are prepared using the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America. Revenue is recognized when earned, while expenses and losses are recognized when incurred.

**b) Cash and Cash Equivalents**
The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents. Cash and cash equivalents consist of funds maintained in checking and money market accounts held at financial institutions.

The Company's cash and cash equivalents are held principally at one financial institution and at times may exceed federally insured limits. The Company has placed these funds in a high quality institution in order to minimize risk relating to exceeding insured limits.

**c) Revenue Recognition**
Revenues include fees arising from client offerings in which the Company acts as an agent. Revenues also include fees earned from providing financial consulting services.

**d) Income Taxes**
The LLC is treated as a disregarded entity and has no federal and state tax liabilities. Any liability on profits is reported on the tax return of the parent entity and passed along to the individual members. The tax years since inception remain open to examination by the major taxing jurisdictions to which the LLC is subject. Accordingly, no provision for income taxes is provided in the financial statements.

The Company is required to file income tax returns in both state and city tax jurisdictions. The Company's tax returns are subject to examination by taxing authorities in the jurisdictions in which it operates in accordance with the normal statutes of limitations in the applicable jurisdiction. The statute of limitations for state purposes is generally three years, but may exceed this limitation depending upon the jurisdiction involved. Returns that were filed within the applicable statute remain subject to examination. As of March 31, 2018, state and city taxing authorities have not proposed any adjustment to the Company's tax position.

**e) Use of Estimates**
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires Management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Notes to Financial Statements
For the fifteen month period ended March 31, 2018

**3. Commitments and Contingencies**

The Company had no commitments, no contingent liabilities and had not been named as a defendant in any lawsuit at March 31, 2018 or during the period then ended.

**Recently Issued Accounting Pronouncements**

The Financial Accounting Standards Board (the "FASB") has established the Accounting Standards Codification ("Codification" or "ASC") as the authoritative source of generally accepted accounting principles ("GAAP") recognized by the FASB. The principles embodied in the Codification are to be applied by nongovernmental entities in the preparation of financial statements in accordance with GAAP in the United States. New accounting pronouncements are incorporated into the ASC through the issuance of Accounting Standards Updates ("ASUs").

For the period ending March 31, 2017, various ASUs issued by the FASB were either newly issued or had effective implementation dates that would require their provisions to be reflected in the financial statements for the year then ended. The Company has either evaluated or is currently evaluating the implications, if any, of each of these pronouncements and the possible impact they may have on the Company's financial statements. In most cases, management has determined that the pronouncement has either limited or no application to the Company and, in all cases, implementation would not have a material impact on the financial statements taken as a whole.

Notes to Financial Statements
For the fifteen month period ended March 31, 2018

**Guarantees**

FASB ASC 460, Guarantees, requires the Company to disclose information about its obligations under certain guarantee arrangements. FASB ASC 460 defines guarantees as contracts and indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on changes in an underlying factor (such as an interest or foreign exchange rate, security or commodity price, an index or the occurrence or nonoccurrence of a specified event) related to an asset, liability or equity security of a guaranteed party. This guidance also defines guarantees as contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement as well as indirect guarantees of indebtedness of others.

The Company has issued no guarantees at March 31, 2018 or during the period then ended.

**Net Capital Requirement**

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 800% in the first year of operations, and 1500% in every year thereafter. At March 31, 2018, the Company had net capital of $11,463 which was $3,867 less than its required net capital of $15,330. The Company's aggregate indebtedness to net capital ratio was 2006.01%.

**Subsequent Events**

The Company has evaluated events subsequent to the balance sheet date for items requiring recording or disclosure in the financial statements. The evaluation was performed through June 5, 2018, the date the financial statements were available to be issued. Based upon this review, the Company has determined that there were no events which took place that would have a material impact on its financial statements.

## J Streicher Capital, LLC

Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission
For the fifteen month period ended March 31, 2018

| | |
|---|---|
| **TOTAL MEMBER'S EQUITY QUALIFIED FOR NET CAPITAL** | $ 107,320 |
| **DEDUCTIONS AND OTHER ALLOWABLE CREDITS:** | |
| Non-allowable assets: | (166,977) |
| Add-back for concession agreements for broker commissions | 71,120 |
| Total deductions and other allowable credits | (95,857) |
| **NET CAPITAL** | $ 11,463 |
| **AGGREGATE INDEBTEDNESS:** | |
| Accounts payable and accrued expenses | $ 229,949 |
| **COMPUTATION OF BASIC NET CAPITAL REQUIREMENT** | |
| Minimum net capital required | 15,330 |
| Excess net capital | $ (3,867) |
| Net Capital less greater of 10% of aggregate indebtedness or 120% of the minimum dollar amount required | (11,532) |
| Percentage of aggregate indebtedness to net capital | 2006.01% |

There are no material differences between the preceding computation and the Company's corresponding unaudited, amended Part II of Form X-17A-5 as of March 31, 2018.

J Streicher Capital, LLC

COMPUTATION FOR DETERMINATION OF RESERVE
REQUIREMENTS UNDER RULE 15c3-3 OF THE
SECURITIES AND EXCHANGE COMMISSION

Fifteen Month Period Ended March 31, 2018

The Company claims exemption from the requirements of Rule 15c3-3, under Section(k)(2)(i) of the Rule.

**J Streicher Capital, LLC**

INFORMATION RELATING TO POSSESSION OR CONTROL
REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES
AND EXCHANGE COMMISSION

Fifteen Month Period Ended March 31, 2018

The Company claims exemption from the requirements of Rule 15c3-3, under Section(k)(2)(i) of the Rule.

NawrockiSmith
CERTIFIED PUBLIC ACCOUNTANTS

# REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
J. Streicher Capital, LLC:

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) J. Streicher Capital, LLC (the "Company") identified the following provisions of 17 C.F.R. §15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(i) (the "exemption provisions") and (2) the Company stated that the Company met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Melville, New York
June 5, 2018

Nawrocki Smith LLP

**J Streicher Capital, LLC**
Exemption Report

June 5 , 2018

Securities and Exchange Commission
100 First Street, NE
Washington, D.C. 20549

To whom it may concern:

**J Streicher Capital, LLC** (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3 *(k)*: [(2)(i)]

(2) The Company met the identified exemption provisions in Paragraph (k) of Rule 15c3-3 throughout the fifteen month period ended March 31, 2018 without exception.

I, Jim O'Reilly , swear (or affirm) that, to my best knowledge and belief, we did not identify any exceptions to this exemption during this period.

Title: CEO

**Date:** 6/5/18

NawrockiSmith

CERTIFIED PUBLIC ACCOUNTANTS

## INDEPENDENT ACCOUNTANT'S AGREED-UPON PROCEDURES REPORT ON SCHEDULE OF ASSESSMENT AND PAYMENTS (FORM SIPC-7)

To the Member of
J. Streicher Capital, LLC:

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and with the SIPC Series 600 Rules, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation ("SIPC") for the fifteen month period ended March 31, 2018, which were agreed to by J. Streicher Capital, LLC (the "Company"), and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of Form SIPC-7. The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2. Compared the total revenue amounts reported on the audited Form X-17A-5 (FOCUS Report) for the fifteen month period ended March 31, 2018, with the amounts reported in Form SIPC-7 for the fifteen month period ended March 31, 2018, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Melville, New York
June 5, 2018

Nawrocki Smith LLP

SIPC-7
(35-REV 6/17)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300
General Assessment Reconciliation

SIPC-7
(35-REV 6/17)

For the fiscal year ended March 31, 2018
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

J. Streicher Capital LLC
666 Old Country Road, Suite 302
Garden City, NY 11530

8-67837

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Monique Romero (212) 668-8700

WORKING COPY

| | | |
|---|---|---|
| 2. A. | General Assessment (item 2e from page 2) | $2,217 |
| B. | Less payment made with SIPC-6 filed (exclude interest) August 2, 2017 (Date Paid) | (1,888) |
| C. | Less prior overpayment applied | ( ) |
| D. | Assessment balance due or (overpayment) | 329 |
| E. | Interest computed on late payment (see instruction E) for ____ days at 20% per annum | |
| F. | Total assessment balance and interest due (or overpayment carried forward) | $329 |

G. PAYMENT: √ the box
Check mailed to P.O. Box ☐ Funds Wired ☐
Total (must be same as F above) $329

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

J. Streicher Capital LLC
(Name of Corporation, Partnership or other organization)

Monique Romero
(Authorized Signature)

Finop
(Title)

Dated the 7th day of May, 20 18.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

# DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning January 1, 2017
and ending March 31, 2018

**Eliminate cents**

**Item No.**

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $1,477,741

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. ______

(2) Net loss from principal transactions in securities in trading accounts. ______

(3) Net loss from principal transactions in commodities in trading accounts. ______

(4) Interest and dividend expense deducted in determining item 2a. ______

(5) Net loss from management of or participation in the underwriting or distribution of securities. ______

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. ______

(7) Net loss from securities in investment accounts. ______

Total additions ______

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. ______

(2) Revenues from commodity transactions. ______

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. ______

(4) Reimbursements for postage in connection with proxy solicitation. ______

(5) Net gain from securities in investment accounts. ______

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. ______

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). ______

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

______ ______

(Deductions in excess of $100,000 require documentation)

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______

Enter the greater of line (i) or (ii) ______

Total deductions ______

2d. SIPC Net Operating Revenues $1,477,741

2e. General Assessment @ .0015 Rate effective 1/1/2017 $2,217

(to page 1, line 2.A.)